Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

Mittal Steel and International Steel Group Announce Effectiveness
of Registration Statement for Proposed Merger

March 11, 2005 — Mittal Steel Company N.V. (“Mittal Steel”) [NYSE and Euronext Amsterdam: MT] and International Steel Group Inc. (“ISG”) [NYSE: ISG] today announced that the registration statement on Form F-4 filed by Mittal Steel with the Securities and Exchange Commission in connection with the proposed merger involving ISG and Mittal Steel has been declared effective as of March 11, 2005. The definitive proxy statement/prospectus contained in the registration statement, together with a form of proxy, will be first mailed to ISG stockholders on or about Monday, March 14, 2005. A form of election will be mailed under separate cover to ISG stockholders, to be used to elect cash, Mittal Steel class A common shares or a combination of both in respect of their ISG shares, as provided in the merger agreement. The form of election will also be posted on ISG’s website at www.intlsteel.com.

ISG and Mittal Steel will each hold special meetings of their shareholders on April 12, 2005, to vote on the proposed merger. ISG stockholders of record at the close of business on March 14, 2005 will be entitled to vote on the proposal. The special meeting of ISG stockholders will be held at 10:00 a.m. (New York City time), on Tuesday, April 12, 2005, at the InterContinental The Barclay New York, 111 East 48th Street, New York, New York. The special meeting of Mittal Steel shareholders will be held at 3:00 p.m. (Rotterdam time), on Tuesday, April 12, 2005, at the Hilton Hotel, Weena 10, 3012 CM Rotterdam, The Netherlands.

The merger is subject to approval by the shareholders of both ISG and Mittal Steel and the satisfaction of other customary closing conditions.

About Mittal Steel Company

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of 42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

About ISG

International Steel Group Inc. is one of the largest steel producers in North America. It ships a variety of steel products from 13 major steel producing and finishing facilities in eight states, including hot-rolled, cold-rolled and coated sheets, tin mill products, carbon and alloy plates, rail products and semi-finished shapes to serve the automotive, construction, pipe and tube, appliance, container and machinery markets. For additional information on ISG, visit www.intlsteel.com.

Safe Harbor Statement

This press release contains “forward-looking” statements concerning certain matters, including the timing for the mailing of the definitive proxy statement/prospectus, shareholders circular, form of proxy and form of election to, and the special meetings of, the ISG and Mittal Steel shareholders, and the completion of the proposed merger of ISG with Mittal Steel. Such forward-looking statements reflect various assumptions of management concerning future events, and are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and beyond our control. For more detailed information on the risks and uncertainties associated with the proposed merger of ISG with Mittal Steel and Mittal Steel’s and ISG’s business activities, see Mittal Steel’s reports filed with the Securities and Exchange Commission. Except as required by law, neither Mittal Steel nor ISG undertakes any obligation to publicly update its forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the definitive prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this definitive prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004, as amended. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

For more information, please contact:

Mittal Steel
Nicola Davidson, General Manager, Corporate Communications
T: +44 (0) 20 7543 1162

T. N. Ramaswamy, Director Finance
T: +44 (0) 20 7543 1174

ISG
Blaise Derrico, Manager, Investor Relations
T: +1 330-659-7430

Charles T. Glazer, Manager, Communications and Public Relations
T: +1 330-659-9121

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